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Exhibit 12

PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2003	2002
Earnings before fixed charges:
Income before income taxes and minority interest	$384	$23
Plus: Fixed charges	266	165

Earnings available to cover fixed charges	$650	$188

Fixed charges(*):
Interest, including amortization of deferred financing costs	$256	$157
Interest portion of rental payment	10	8

Total fixed charges	$266	$165

Ratio of earnings to fixed charges	2.44x	1.14x

(*)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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  Exhibit 12
PHH Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)